Exhibit 1

CHINA UNICOM LIMITED (Stock Code: 762)
(Incorporated in Hong Kong with limited liability under Companies Ordinance)
ANNOUNCEMENT
FURTHER SUSPENSION AND CHANGE OF DIRECTORS
The Board of Directors (the “Board”) of China Unicom Limited (the “Company”) refers to the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector dated 24 May 2008 (the “Announcement”) jointly issued by the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance of the People’s Republic of China (the “PRC”). The Announcement states that the PRC government will deepen the reform of the structure of the telecommunications sector, encourage the formation of three market competitors where each has nationwide network resources, relatively comparable strength and scale as well as comprehensive business operation capabilities, and the allocation of telecommunications resources will be further optimised and the competition structure will be improved. In order to achieve the goals of the reform stated above, the acquisition of the CDMA network (including assets and subscribers) of China Unicom by China Telecom and the merger between China Unicom and China Netcom (the “Telecom Reform and Restructuring”) are encouraged. If the Telecom Reform and Restructuring involves issues such as corporate restructuring, transfer of network assets, merger of listed companies, its implementation shall follow international practice and comply with the rules of practice in the domestic and overseas capital markets. The Telecom Reform and Restructuring will be associated with the grant of 3G licences and three 3G licences will be granted once the restructuring is completed.
In response to the Telecom Reform and Restructuring, the Company is currently in discussions on the disposal of its CDMA business to China Telecom Corporation Limited and a merger with China Netcom Group Corporation (Hong Kong) Limited (the “Material Transactions”). The implementation of the Material Transactions is dependent upon whether the relevant parties are able to reach agreement on the terms of the relevant contracts and there is no assurance that either of the Material Transactions will materialise or eventually be consummated. Shareholders and potential investors are therefore reminded to exercise caution when dealing in the shares of the Company.
The Company has not authorised, and the Company is not aware of anyone having authorised, any person to release any information concerning this announcement. The Company will not comment on, and it has also not authorised any person to comment on, any market speculation relating to the Company, the information contained in this announcement or the Material Transactions.

Shareholders and potential investors are strongly cautioned not to place any reliance on any information contained in press articles or other media regarding the Company or the Material Transactions and should only rely on the formal announcements made by the Company.
The Board also announces that Mr. Shang Bing (“Mr. Shang”) has resigned as Executive Director and President of the Company; Mr. Yang Xiaowei (“Mr. Yang”) has resigned as Executive Director and Vice President of the Company; Mr. Li Zhengmao (“Mr. Li”) has resigned as Executive Director and Vice President of the Company; and Mr. Miao Jianhua (“Mr. Miao”) has resigned as Executive Director of the Company; each with effect from 23 May 2008.
Mr. Shang, Mr. Yang and Mr. Miao have each resigned to take up senior management positions at China Telecommunications Corporation, and Mr. Li has resigned to take up a senior management position at China Mobile Communications Corporation.
Each of the resigned Directors has confirmed that there is no disagreement with the Board and there are no matters which need to be brought to the attention of the shareholders of the Company in relation to each of the resigned Director’s resignations. The Board has received each of Mr. Shang’s, Mr. Yang’s, Mr. Miao’s and Mr. Li’s resignations with regret, and would like to take this opportunity to express its appreciation to each of them for their contributions to the Company during their period of service.
The Company has requested that trading in the shares of the Company on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) be continued to be suspended, pending the Company’s further announcement relating to the Material Transactions. The Company has also requested that trading of the American Depositary Shares, representing shares of the Company, on the New York Stock Exchange be suspended, pending (1) the Company’s further announcement relating to the Material Transactions and (2) the resumption of trading in the shares of the Company on the Hong Kong Stock Exchange.
As of the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Tong Jilu, Li Gang and Zhang Junan

Non-executive Directors:	Lu Jianguo and Lee Suk Hwan

Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming

By Order of the Board
CHINA UNICOM LIMITED
CHU KA YEE
Company Secretary
Hong Kong 25 May 2008

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